EXHIBIT 99.1

                            Elan Corporate Bulletin


                              FOR IMMEDIATE RELEASE


Investors:                                                Media:
Elan: Emer Reynolds                                       Elan: Anita Kawatra
Ph:   353-1-709-4000                                      Ph:  212-407-5755
      800-252-3526                                             800-252-3526

Wyeth: Justin Victoria                                    Wyeth: Gerald V. Burr
Ph:    973-660-5340                                       Ph:    484-865-5138


           ELAN AND WYETH RECEIVE PATENTS IN ALZHEIMER'S IMMUNOTHERAPY

   New patents further demonstrate the companies' leadership in immunotherapy research

DUBLIN, IRELAND and MADISON, NJ, July 14, 2004 -- Elan Corporation, plc and Wyeth Pharmaceuticals, a division of Wyeth, today announced that the United States Patent and Trademark Office recently issued Neuralab Limited, a wholly owned subsidiary of Elan, three patents for the companies' joint research on immunotherapeutic approaches to the treatment of Alzheimer's disease.

U.S. Patent Number 6,750,324, entitled "Humanized and chimeric N-terminal amyloid beta-antibodies," claims pharmaceutical compositions comprising an antibody that specifically binds to a region within the beta amyloid molecule.

U.S. Patent Numbers 6,743,427 and 6,761,888, entitled "Prevention and treatment of amyloidogenic disease" and "Passive immunization treatment of Alzheimer's disease" respectively, claim methods of prophylactically or therapeutically treating Alzheimer's disease, including the administration of a pharmaceutical composition comprising an antibody that specifically binds to a region within the beta amyloid molecule.



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                            Elan Corporate Bulletin


"These patents represent novel approaches in pursuing beta amyloid immunotherapy, with the goal of developing a treatment for Alzheimer's disease," said Lars Ekman, M.D., Executive Vice President and President, Research and Development, Elan.



"Elan and Wyeth maintain a strong commitment to leading edge immunotherapy research. These new patents are important additions to the Alliance's already strong patent portfolio," said Robert R. Ruffolo, Jr., Ph.D., President, Wyeth Research and Senior Vice President, Wyeth.


Elan and Wyeth, solely or jointly, are the owners or exclusive licensees of more than fifty U.S. patents and/or patent applications along with corresponding foreign patents supporting their Alzheimer's immunotherapy approach.

In 2000, Elan and Wyeth formed a collaboration to discover, develop and commercialize immunotherapeutic approaches to treat and prevent Alzheimer's disease. The companies are currently pursuing beta amyloid immunotherapy for mild to moderate Alzheimer's disease in a Phase I safety study of a humanized monoclonal antibody, AAB-001. Elan and Wyeth are also developing ACC-001, a novel beta amyloid-related active immunization approach that is in the late preclinical discovery phase.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

About Wyeth

Wyeth Pharmaceuticals, a division of Wyeth (NYSE:WYE), has leading products in the areas of women's health care, cardiovascular disease, central nervous system,


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                            Elan Corporate Bulletin


inflammation, transplantation, hemophilia, oncology, vaccines and nutritional products. Wyeth is one of the world's largest research-driven pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing, and marketing of pharmaceuticals, vaccines, biotechnology products and nonprescription medicines that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of the clinical development of pharmaceutical products for Alzheimer's Disease and whether they will ever be approved for commercialisation. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that problems or delays may arise during preparations for clinical trials or in the course of development, testing or manufacturing of the product, that results in later stage or larger trials may be different than those safety profile in subsequent trials or may not meet applicable regulatory standards as well as the other risks and uncertainties described from time to time in the companies' periodic reports filed with the Security and Exchange Commission.